NAVIDEC FINANCIAL SERVICES, INC.
                         6399 S. Fiddler's Green Circle
                      Suite 300 Greenwood Village, Co 80111
                                  303.222.1000


                                 March 30, 2005


By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.   20549
Attn:  Kathryn McHale

         Re:      Navidec Financial Services, Inc.
                  Registration Statement on Form 10-SB
                  Registration No. 000-51139
                  Application for Withdrawal of Registration Statement

Dear Ms. McHale:

     Navidec Financial Services, Inc. (the "Company") hereby applies for withdrawal of the above-referenced Registration Statement.

     The basis for the application for withdrawal is that while the Company has received substantial comments from the staff of the Securities and Exchange Commission, it has been unable to respond to those comments as its audited financial statements for the year ended December 31, 2004 are not completed. As such, the Company will not be able to respond to the comments prior to the automatic effective date of the registration statement for which withdrawal is sought which is to occur Friday, April 1, 2005. In view of the foregoing, the Company believes that withdrawal of the registration statement is consistent with the public interest and the protection of investors. At the present time, there is no trading market for the Company's securities and to the best knowledge of the Company no changes in ownership since the original distribution has occurred in reliance on the information contained in the above-referenced registration statement.

     If any further information is required in connection with this matter, please contact Roger V. Davidson of Ballard Spahr Andrews & Ingersoll, LLP at
(303) 299-7320. Thank you for your attention to this matter.

                             Respectfully submitted,

                             NAVIDEC FINANCIAL SERVICES, INC.

                             Robert Grizzle
                             Robert Grizzle, Chief Financial Officer